Exhibit 99.1

EXCHANGE AGREEMENT

This Exchange Agreement (the “Agreement”), dated as of November 29, 2010, is between eFuture Information Technology Inc., a Cayman Islands corporation, with headquarters located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People's Republic of China (the “Company”), and the holder identified on the signature page hereto (“Holder”).

RECITALS

A.           On or about March 13, 2007, the Company issued $10,000,000 in aggregate principal amount of its senior convertible notes (the “Debentures”) pursuant to a Securities Purchase Agreement dated as of March 13, 2007 (the “Securities Purchase Agreement”) to the Purchasers signatory thereto (the “Purchasers”).  Capitalized terms not defined herein shall have the meaning as set forth in the Securities Purchase Agreement.

B.           In connection with the issuance of the Debentures, the Company issued Series A Warrants to purchase ordinary shares, par value $0.0756 per share (the “Ordinary Shares”) in the form of Exhibit B to the Securities Purchase Agreement (each, an “Outstanding Warrant”).

C.           Holder is a holder of one or more of the Outstanding Warrants.

D.           Effective as of September 23, 2010, the Company entered into that certain Share Purchase Agreement, pursuant to which the Company may sell 337,685 Ordinary Shares to certain shareholders of the Company for $1,813,368 (the “2010 Issuance”).

E.           The Outstanding Warrants contains certain anti-dilution provisions, and the Company desires to enter an agreement to prevent such anti-dilution provisions from applying to the 2010 Issuance.

F.           The Company desires to exchange the Outstanding Warrants of the Holder for 20,000 Ordinary Shares (the “Exchanged Shares”) and a new Series A Warrant to purchase ordinary shares, par value $0.0756 per share (the “Exchanged Warrant Shares”) in the form of Exhibit A attached hereto (the “Exchanged Warrant”, and together with the Exchanged Shares and the Exchanged Warrant Shares, the “Exchanged Securities”) in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

AGREEMENT

1.           The Exchange.

(a)           Concurrently with the execution and delivery of this Agreement by the parties hereto, the Holder shall, and Company shall, pursuant to Section 3(a)(9) of the Securities Act, exchange the Outstanding Warrants for (i) the Exchanged Shares and (ii) the Exchanged Warrant (the “Exchange”).

(b)           No later than the tenth (10th) business day after the date hereof, the Company shall deliver to the Holder, at the address of the Holder set forth on the signature page attached hereto, the Exchanged Shares with a certificate bearing the following restricted legend:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED PRIOR TO MAY 28, 2010, EXCEPT IN ACCORDANCE WITH THAT CERTAIN EXCHANGE AGREEMENT DATED NOVEMBER 29, 2010, BY AND BETWEEN THE COMPANY AND THE INITIAL HOLDER OF THIS CERTIFICATE.

(c)            The Company shall cause the Exchanged Warrant to be delivered to the Holder at the address of the Holder set forth on the signature page attached hereto no later than the tenth (10th) business day after the date hereof.  Concurrently with the execution and delivery of this Agreement by the parties hereto, the Outstanding Warrants of the Holder shall be deemed cancelled and null and void.  The Holder shall deliver such cancelled Outstanding Warrants of the Holder to the Company as soon as commercially practicable following the date hereof.

(d)           The Company acknowledges and agrees that, immediately following the consummation of the Exchange on the date hereof, the Holder shall be treated for all purposes as the record holder of the Exchanged Shares and the Exchanged Warrant.

2.           Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company covenants and agrees that neither it nor any other Person acting on its behalf has provided or will provide Holder or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto Holder shall have executed a written agreement regarding the confidentiality and use of such information.  The Company understands and confirms that Holder shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

3.           Company Representations and Warranties.

(a)           Organization and Qualification.  The Company and its “Subsidiaries” (which for purposes of this Agreement means any joint venture or any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest) are entities duly organized and validly existing and, to the extent legally applicable, in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Exchange Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Exchange Documents (as defined below).  The Company’s subsidiaries are disclosed on Exhibit 8.1 to the Company’s Form 20-F, filed on October 13, 2009.

(b)           Authorization and Binding Obligation.  The Company has the requisite power and authority to enter into and perform its obligations under this Agreement and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Exchange Documents”) and to issue the Exchanged Securities in accordance with the terms hereof and thereof.  The execution and delivery of the Exchange Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Exchanged Shares and the Exchanged Warrants and the reservation for issuance and issuance of Exchanged Warrant Shares issuable upon exercise of the Exchanged Warrants have been duly authorized by the Company's Board of Directors and no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders.  This Agreement and the other Exchange Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(c)           No Conflict.  The execution, delivery and performance of the Exchange Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Exchanged Shares, the Exchanged Warrants and reservation for issuance and issuance of the Exchanged Warrant Shares) will not (i) result in a violation of the Company's Memorandum of Association or Articles of Association (the “Organizational Documents”) or any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any capital stock of the Company or any similar governing documents of its Subsidiaries or (ii) unless such conflict or default could not reasonably be expected to result in a Material Adverse Effect, conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of The NASDAQ Capital Market (the “Principal Market”) and applicable laws of the People's Republic of China (“China”)) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(d)           Consents.  Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Exchange Documents, in each case in accordance with the terms hereof or thereof, except for the filing of a listing application for the Exchanged Shares and the Exchanged Warrant Shares with the Principal Market, which shall be done pursuant to the rules of the Principal Market.  The Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence, other than certain limitations on registration which may be imposed by the SEC in accordance with recent guidance by the SEC with respect to resale registration statements in accordance with Rule 415 under the 1933 Act.  The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Ordinary Shares in the foreseeable future.  The issuance by the Company of the Exchanged Securities shall not have the effect of delisting or suspending the Ordinary Shares from the Principal Market.

(e)           Securities Law Exemptions.  Assuming the accuracy of the representations and warranties of the Holder contained herein, the offer and issuance by the Company of the Exchanged Securities is exempt from registration under the Securities Act and all applicable Canadian securities laws.  The offer and issuance of the Exchanged Securities is exempt from registration under the Securities Act pursuant to the exemption provided by Section 3(a)(9) thereof.

(f)           Issuance of Exchanged Securities.  The issuance of the Exchanged Shares and the Exchanged Warrants are validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares.  As of the date hereof, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals or exceeds 100% of the aggregate of Ordinary Shares issuable upon exercise of the Exchanged Warrants.  Upon exercise in accordance with the Exchanged Warrants, the Exchanged Warrant Shares will be validly issued, fully paid and non-assessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares.

(g)           Transfer Taxes.  On the Closing Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance of the Exchanged Shares and the Exchanged Warrants to be exchanged with the Holder hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(h)           Disclosure.  Except for the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information.  The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in securities of the Company subsequent to the public announcement of the material terms regarding the transactions hereby.  All disclosure provided to the Holder regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

4.           Holder's Representations and Warranties.  As a material inducement to the Company to enter into this Agreement and consummate the Exchange, Holder represents, warrants and covenants with and to the Company as follows:

(a)           Ownership of Outstanding Warrants.  The Holder owns all of the Outstanding Warrants free and clear of any liens (other than the obligations pursuant to this Agreement and applicable securities laws).

(b)           Reliance on Exemptions.  The Holder understands that the Exchanged Securities are being offered and exchanged in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein and in the Exchange Documents in order to determine the availability of such exemptions and the eligibility of the Holder to acquire the Exchanged Securities.

(c)           No Governmental Review.  The Holder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Exchanged Securities nor have such authorities passed upon or endorsed the merits of the offering of the Exchanged Securities.

(d)           Validity; Enforcement.  This Agreement and the Exchange Documents to which the Holder is a party have been duly and validly authorized, executed and delivered on behalf of the Holder and shall constitute the legal, valid and binding obligations of the Holder enforceable against the Holder in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(e)           No Conflicts.  The execution, delivery and performance by the Holder of this Agreement and the Exchange Documents to which the Holder is a party, and the consummation by the Holder of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Holder or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Holder is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Holder, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Holder to perform its obligations hereunder.

5.           Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

6.           Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of the Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of all parties to this Agreement.

7.           Holding Period; Transfer Restrictions.  For the purposes of Rule 144 of the Securities Act, the Company acknowledges that the holding period of the Exchanged Securities may be tacked onto the holding period of the Outstanding Warrants, and the Company agrees not to take a position contrary to this Section 7.  The Company agrees to take all actions, including, without limitation, the issuance by its legal counsel of any necessary legal opinions, necessary to issue the Exchanged Shares and the Exchange Warrant Shares (assuming a cashless exercise thereof) that are freely tradable on the Principal Market without restriction and not containing any restrictive legend without the need for any action by the Holder.  The Holder agrees not to offer for sale, sell, transfer or assign the Exchanged Shares to any Person (other than an affiliate of the Holder that has assumed all rights and obligations of the Holder hereunder with respect to the Exchanged Shares transferred to such affiliate of the Holder) until the six month anniversary of the date hereof.

8.           Securities Laws Disclosure; Publicity.

The Company shall, by 8:30 a.m. (New York City time) on the Trading Day following the date hereof, issue a Current Report on Form 6-K (the “6-K Filing”) disclosing the material terms of the transactions contemplated hereby and attaching the Exchange Documents as exhibits thereto.  From and after the 6-K Filing, the Holder shall not be in possession of any material, nonpublic information received from the Company or any of its Subsidiaries or any of its respective officers, directors, employees or agents based upon information communicated to the Holder (or its officers, directors, employees or agents) on or prior to the time of the filing of the 6-K Filing.  The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release or otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.

9.           Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the Exchange Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby appoints CT Corp., with offices at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as its agent for service of process in New York.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

10.           Execution in Counterparts.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

11.           Headings; Gender. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement. Unless the context clearly indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation.” The terms “herein,” “hereunder,” “hereof” and words of like import refer to this entire Agreement instead of just the provision in which they are found.

12.           No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

13.           Notices.  All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand, by reputable overnight courier or by facsimile transmission (with receipt of successful and full transmission) to the applicable parties hereto at the address stated on the signature pages hereto or if any party shall have designated a different address or facsimile number by notice to the other party given as provided above, then to the last address or facsimile number so designated.

14.           Most Favored Nation.  The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that none of the terms offered to any Person with respect to any consent, release, amendment, settlement or waiver relating to the terms, conditions and transactions contemplated hereby (each a “Settlement Document”), is or will be more favorable to such Person than those of the Holder and this Agreement.  If, and whenever on or after the date hereof, the Company enters into a Settlement Document, then (i) the Company shall provide notice thereof to the Holder immediately following the occurrence thereof and (ii) the terms and conditions of this Agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be), provided that upon written notice to the Company  at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder.  The provisions of this Section 14 shall apply similarly and equally to each Settlement Document.

15.           Severability.  If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to attempt to agree on a modification of this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY:

eFUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name: Adam Yan
Title: Chief Executive Officer

Address:

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People's Republic of China

[Exchange Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

HOLDER:

CAPITAL VENTURES INTERNATIONAL

By:	/s/ Martin Kobinger
Name: Martin Kobinger
Title: Investment Manager

Address:

Capital Ventures International
c/o Heights Capital Management
101 California Street, Suite 3250
San Francisco, CA 94111
Attention: Martin Kobinger,
Investment Manager
Facsimile: 415-403-6525
Telephone: 415-403-6500

[Exchange Agreement]